Exhibit 99.1

TowerJazz Presents Third Quarter 2011 Financial Results:

Revenue Up 26% Quarter-over-Quarter
to $176 Million and GAAP Net Profit

MIGDAL HAEMEK, Israel – November 15, 2011 – TowerJazz, the global specialty foundry leader, today announced financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•	Record revenues of $176.1 million, up 31 percent year-over-year and sequential increase of 26 percent;

•	GAAP net profit of $1.8 million compared to a profit of $1.2 million in the third quarter of last year;

•	Non-GAAP gross profit at $57 million and net profit at $46 million, a 26 percent net margins;

•	Cash balance at quarter-end of $178 million as compared to $139 million as of June 30, 2011 and $88 million as of September 30, 2010;

•	The Company expects revenues of $170 to $180 million in the fourth quarter of 2011, with mid range increase of 30 percent year-over-year and implying full year growth of approximately 20 percent.

CEO Perspective
Russell Ellwanger, Chief Executive Officer, commented: “The third quarter revenue level puts us at a run rate of around $700 million plus per year, increasing our lead as the number 1 specialty foundry and bringing us a big step closer to our goal of becoming a billion dollar company by 2014. The third quarter was the first full quarter post-acquisition of the Nishiwaki factory. The integration has been seamless, with all committed and forecasted metrics having been met or surpassed. Specific to the Japanese market, we have already been selected by a top ten Japanese integrated device maker (IDM) who will transfer product and flow into the Nishiwaki facility and a 2nd large IDM who will transfer a major growth product and flow into one of our MH facilities with a 2nd product family targeted to transfer to Nishiwaki.

On November 2nd and 3rd we held our annual TowerJazz Global Symposium at our Newport Beach facility, with record turnout of about 200 customers. In spite of a currently weak market, we realized close to 100 design wins for Q3, which combined with present programs and long term customer engagements, promise a trajectory that should enable us to take full advantage of the added Nishiwaki capacity and continue our momentum to expand our lead as the #1 specialty foundry. We will discuss the various avenues of perspective growth and customer interactions during our conference call.”

Third quarter 2011 results summary

Third quarter 2011 revenue reached $176.1 million, a 31 percent growth over third quarter 2010 revenue of $134.7 million and 26 percent growth over the prior quarter.

On a non-GAAP basis, as described and reconciled below, the third quarter 2011 gross profit was $57 million and operating profit was $39 million. This is compared with a gross profit of $51 million and operating profit of $35 million, as achieved in the prior quarter. Net profit on a non-GAAP basis, was $46 million.

On a GAAP basis, the net profit was $1.8 million, or $0.01 earnings per share, compared with a net profit of $1.2 million, or $0.01 earnings per share in the third quarter of 2010 and a net profit of $1.7 million, or $0.01 earnings per share, in the prior quarter.

Net profit for the quarter includes $9 million of gain, net due to the sale of the Company’s holdings of HHSL in China announced on August 18, 2011.

The Company’s cash and short-term deposits balance as of September 30, 2011 was $178 million, $139 million as of June 30, 2011 and 88 million as of September 30, 2010;

TowerJazz Japan results are included as from the acquisition date, June 3, 2011.

Financial Guidance
TowerJazz expects revenues of $170 to $180 million in the fourth quarter of 2011, with mid range increase of 30 percent year-over-year and implying full year growth of approximately 20 percent.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss its third quarter 2011 results today, November 15, 2011, at 10:00 a.m. Eastern Time (EDT) / 5:00 p.m. Israel time.

To participate, please call: 1-888-407-2553 (U.S. toll-free number) or +972-3-918-0610 (international) and mention ID code: TOWER-JAZZ

Callers in Israel are invited to call locally by dialing 03-918-0610. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable and (4) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. As applied in this release, the term Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, including the receipt of cash grants under the approval certificate recently received from the Israeli Investment Center for up to 150 million NIS grants, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and retention and recruitment of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, and  (xxvi) successfully achieving the anticipated benefits from the acquisition of TowerJazz Japan in Nishiwaki, Japan, including its successful integration into TowerJazz, and (xxviii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	June 30,
	2011	2011

A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$178,194	$138,916
Trade accounts receivable	79,866	90,238
Short-term investment (a)	--	17,100
Other receivables	31,925	38,658
Inventories	76,850	71,108
Other current assets	18,055	11,126
Total current assets	384,890	367,146

LONG-TERM INVESTMENTS	13,224	14,290

PROPERTY AND EQUIPMENT, NET	506,135	504,603

INTANGIBLE ASSETS, NET	58,074	60,099

GOODWILL	7,000	7,000

OTHER ASSETS, NET	19,942	18,705

TOTAL ASSETS	$989,265	$971,843

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$121,298	$128,656
Trade accounts payable	103,953	106,076
Deferred revenue	14,706	21,572
Other current liabilities	67,524	61,306
Total current liabilities	307,481	317,610

LONG-TERM DEBT	330,904	335,577

LONG-TERM CUSTOMERS' ADVANCES	9,266	9,361

EMPLOYEE RELATED LIABILITES	101,014	98,517

DEFERRED TAX LIABILITY	26,419	9,876

OTHER LONG-TERM LIABILITIES	23,859	20,895

Total liabilities	798,943	791,836

SHAREHOLDERS' EQUITY	190,322	180,007

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$989,265	$971,843

(a) Represented as of June 30, 2011 an equity investment in HHSL, which was sold for $32M during the third quarter of 2011 as announced by the company on August 18, 2011

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Nine months ended
	September 30,
	2011	2010
	GAAP	GAAP

REVENUES	$436,439	$374,142

COST OF REVENUES	369,188	300,357

GROSS PROFIT	67,251	73,785

OPERATING COSTS AND EXPENSES

Research and development	17,607	19,250
Marketing, general and administrative	34,942	32,201
Acquisition related costs	1,493	--

	54,042	51,451

OPERATING PROFIT	13,209	22,334

FINANCING EXPENSE, NET	(28,339)	(56,216)

GAIN FROM ACQUISITON	19,467	--

OTHER INCOME, NET	13,616	78

PROFIT (LOSS) BEFORE INCOME TAX	17,953	(33,804)

INCOME TAX EXPENSE	(19,782)	(9,859)

LOSS FOR THE PERIOD	$(1,829)	$(43,663)

BASIC LOSS PER ORDINARY SHARE	$(0.01)	$(0.19)

Weighted average number of ordinary
shares outstanding - in thousands	296,609	228,041

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended
	September 30,	June 30,
	2011	2011
	GAAP	GAAP

REVENUES	$176,112	$139,707

COST OF REVENUES	159,780	119,333 (a)

GROSS PROFIT	16,332	20,374

OPERATING COSTS AND EXPENSES

Research and development	6,526	5,457
Marketing, general and administrative	14,425	10,948
Acquisition related costs	--	1,493

	20,951	17,898

OPERATING PROFIT (LOSS)	(4,619)	2,476

FINANCING INCOME (EXPENSE), NET	1,374	(10,499)

GAIN FROM ACQUISITON	--	19,467 (a)

OTHER INCOME (EXPENSE), NET	14,020	(319)

PROFIT BEFORE INCOME TAX	10,775	11,125

INCOME TAX EXPENSE	(8,936)	(9,382)

NET PROFIT FOR THE PERIOD	$1,839	$1,743

BASIC EARNINGS PER ORDINARY SHARE	$0.01	$0.01

Weighted average number of ordinary shares outstanding - in millions	317.1	295.9

DILUTED EARNINGS PER ORDINARY SHARE	$0.00	$0.00

Weighted average number of ordinary shares outstanding
and potentially dilutive securities- in millions	730.8	715.5

(a)
The calculation of gain from acquisition presented above, which relates to the acquisition of Nishiwaki  fab in June 2011, has been updated from approximately $10.4 million to approximately $19.5 million, following the conclusion of the purchase price allocation, with no effect on the net profit for any of the reported periods

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Nine months ended		Nine months ended				Nine months ended
	September 30,		September 30,				September 30,
	2011	2010	2011		2010		2011	2010
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$436,439	$374,142	$--		$--		$436,439	$374,142

COST OF REVENUES	275,290	206,172	93,898	(a)	94,185	(a)	369,188	300,357

GROSS PROFIT	161,149	167,970	(93,898)		(94,185)		67,251	73,785

OPERATING COSTS AND EXPENSES

Research and development	16,311	18,287	1,296	(b)	963	(b)	17,607	19,250
Marketing, general and administrative	29,172	27,439	5,770	(c)	4,762	(c)	34,942	32,201
Acquisition related costs	1,493	--	--		--		1,493	--

	46,976	45,726	7,066		5,725		54,042	51,451

OPERATING PROFIT	114,173	122,244	(100,964)		(99,910)		13,209	22,334

FINANCING EXPENSE, NET	(21,686)	(17,965)	(6,653	)(d)	(38,251	)(d)	(28,339)	(56,216)

GAIN FROM ACQUISITON	19,467	--	--		--		19,467	--

OTHER INCOME, NET	13,616	78	--		--		13,616	78

PROFIT (LOSS) BEFORE INCOME TAX	125,570	104,357	(107,617)		(138,161)		17,953	(33,804)

INCOME TAX EXPENSE	(3,416)	(3,646)	(16,366	)(e)	(6,213	)(e)	(19,782)	(9,859)

NET PROFIT (LOSS) FOR THE PERIOD	$122,154	$100,711	$(123,983)		$(144,374)		$(1,829)	$(43,663)

BASIC EARNINGS PER ORDINARY SHARE	$0.41	$0.44

Weighted average number of ordinary
shares outstanding - in thousands	296,609	228,041

(a)
Includes depreciation and amortization expenses in the amounts of $93,029 and $93,642 and stock based compensation expenses in the amounts of $869 and $543 for the nine months ended September 30, 2011 and 2010, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $648 and $441and stock based compensation expenses in the amounts of $648 and $522 for the nine months ended September 30, 2011 and 2010, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $1,072 and $1,049 and stock based compensation expenses in the amounts of $4,698 and $3,713 for the nine months ended September 30, 2011 and 2010, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis
(e)	Non-gaap income tax expenses include taxes paid during the period

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended		Three months ended				Three months ended
	September 30,	June 30,	September 30,		June 30,		September 30,	June 30,
	2011	2011	2011		2011		2011	2011
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$176,112	$139,707	$--		$--		$176,112	$139,707

COST OF REVENUES	118,658	89,059 (f)	41,122	(a)	30,274	(a)	159,780	119,333 (f)

GROSS PROFIT	57,454	50,648	(41,122)		(30,274)		16,332	20,374

OPERATING COSTS AND EXPENSES

Research and development	6,059	4,993	467	(b)	464	(b)	6,526	5,457
Marketing, general and administrative	12,363	9,022	2,062	(c)	1,926	(c)	14,425	10,948
Acquisition related costs	--	1,493	--		--		--	1,493

	18,422	15,508	2,529		2,390		20,951	17,898

OPERATING PROFIT (LOSS)	39,032	35,140	(43,651)		(32,664)		(4,619)	2,476

FINANCING INCOME (EXPENSE), NET	(7,299)	(7,459)	8,673	(d)	(3,040	)(d)	1,374	(10,499)

GAIN FROM ACQUISITON	--	19,467 (f)	--		--		--	19,467 (f)

OTHER INCOME (EXPENSE), NET	14,020	(319)	--		--		14,020	(319)

PROFIT BEFORE INCOME TAX	45,753	46,829	(34,978)		(35,704)		10,775	11,125

INCOME TAX EXPENSE	--	(809)	(8,936	)(e)	(8,573	)(e)	(8,936)	(9,382)

NET PROFIT FOR THE PERIOD	$45,753	$46,020	$(43,914)		$(44,277)		$1,839	$1,743

BASIC EARNINGS PER ORDINARY SHARE	$0.14	$0.16

Weighted average number of ordinary
shares outstanding - in thousands	317,106	295,949

(a)
Includes depreciation and amortization expenses in the amounts of $40,819 and $29,946 and stock based compensation expenses in the amounts of $303 and $328 for the three months ended September 30, 2011 and June 30, 2011, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $289 and $203 and stock based compensation expenses in the amounts of $178 and $261 for the three months ended September 30, 2011 and June 30, 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $369 and $350 and stock based compensation expenses in the amounts of $1,693 and $1,576 for the three months ended September 30, 2011 and June 30, 2011, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis
(e)	Non-gaap income tax expenses include taxes paid during the period
(f)
The calculation of gain from acquisition presented above, which relates to the acquisition of Nishiwaki fab in June 2011, has been updated from approximately $10.4 million to approximately $19.5 million, following the conclusion of the purchase price allocation, with no effect on the net profit for any of the reported periods